

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2015

Marc Shore
Chief Executive Officer
Multi Packaging Solutions International Limited
150 E. 52nd Street, 28th Floor
New York, NY 10022

> **Re: Multi Packaging Solutions International Limited**
> **Registration Statement on Form S-1**
> **Filed June 26, 2015**
> **File No. 333-205278**

Dear Mr. Shore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Your registration statement appears to indicate that you intend to conduct a firm commitment underwritten offering. In your next amendment, please provide all of the information that may not be excluded pursuant to Rule 430A of the Securities Act, including the names of the lead underwriters. To the extent you intend to conduct a firm commitment underwritten offering, please note that we will defer further review of any amendment that does not include the names of the lead underwriters.

3. We note your statistical claims throughout the prospectus. Please attribute the source of the statistical claims and provide us with supplemental support for such statistical claims. For any such third party report that you have commissioned for use in connection with your registration statement, please obtain and file the third party's consent. For guidance, refer to Rule 436 of the Securities Act.

Prospectus Summary, page 1

4. Please provide us with substantiation for each statement describing your competitive position in your industry and your leadership position. For example, we note your disclosure that you are a "leading, global provider of value-added specialty packaging solutions focused on high complexity products for the consumer, healthcare and multi-media markets."

5. We note that prior to the completion of this offering, you will become the direct parent company of Multi Packaging Solutions Global Holdings Limited. In addition to the diagram on page 15, please describe the reorganizational transactions you anticipate occurring prior to the consummation of the offering.

Our Principal Shareholders, page 16

6. Please clarify that your principal shareholders will continue to be controlling shareholders after this offering and will have the right to designate a number of directors to your board pursuant to a shareholders' agreement.

Use of Proceeds, page 52

7. Please disclose here your total indebtedness as of the most recent date practicable. In addition, state the approximate amount of the net proceeds intended to be used to (i) repay certain indebtedness and (ii) pay expenses related to this offering. As applicable, please also disclose the amount and intended purpose of any net proceeds received in excess of payments to be made on indebtedness outstanding under your credit facilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Key Transactions, page 61

8. We note that on page 61, you state that on February 14, 2014, you completed the closing of the combination with Chesapeake. Please reconcile that statement with your disclosure on page 16 where you state the entities entered into the Combination Agreement on November 18, 2013 or advise.

Results of Operations, page 64

9. Please tell us how you considered the guidance of Item 303(a) of Regulation S-K with regard to discussions of segment information. It appears that only net sales are discussed here by segment.

10. We note that you have provided a comparative analysis of combined results based on the Predecessor period from July 1, 2013 to August 14, 2013 and the Successor period from August 15, 2013 to June 30, 2014. The presentation of combined information for these periods without reflecting all relevant pro forma adjustments does not appear to be appropriate. Please revise your disclosure accordingly.

Liquidity and Capital Resources, page 71

Cash and Working Capital, page 72

11. We note that you recognized approximately $673 million of net sales and $43.6 million of operating income from your operations outside of the United States during the nine months ended March 31, 2015. We also note that total assets held outside of North America were approximately $886.1 million as of March 31, 2015. Please revise to disclose the amount of cash held overseas.

Significant Accounting Policies and Critical Accounting Estimates, page 77

Revenue Recognition, page 79

12. Please revise to provide additional detail regarding your revenue recognition policy that is specifically tailored to your operations. As part of your revised disclosure, address the process through which revenue is recognized for services offered to your customers (i.e., supply chain management, artwork services, etc). Refer to SAB Topic 13.

Stock-Based Compensation, page 79

13. Please revise to provide additional information regarding stock-based compensation as part of your disclosure regarding critical accounting estimates. Your revised disclosure should address the methods that management used to determine the fair value of your shares and the nature of the material assumptions involved. In addition, please describe the extent to which the related estimates are considered highly complex and subjective. Also, explain that similar estimates will not be necessary to determine the fair value of new awards once shares of your common stock begin trading.

Financial Statements of Multi Packaging Solutions Global Holdings Limited, page F-3

Note 3 – Acquisitions, page F-20

14. Please explain to us how you determined the appropriate entities and periods of financial statements required for the acquired entities identified in your filing. Refer to Rule 3-05 of Regulation S-X and SAB Topic 1J.

15. We note your disclosure referring to the use of third party valuation specialists in determining the fair value of acquired businesses. Please tell us how you considered providing valuation reports and consents from third party valuation specialists or revise all references to the use of third party valuation specialists in your filing. For guidance, refer to Question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules.

16. Please tell us why disclosure on page F-23 states that 70% of Integrated Printing Solutions, LLC was acquired, but disclosure on page 61 indicates 80%, or revise your filing for consistency.

Note 12 – Income Taxes, page F-37

17. We note that you have net operating loss carryforwards with expiration dates ranging from one year to an indefinite period. Please revise to provide additional detail regarding the expiration dates for these net operating loss carryforwards. Refer to FASB ASC 740-10-50-3.

18. Disclosure in your filing states that you intend to reinvest the earnings of subsidiaries outside of the United Kingdom. Please provide us with an explanation for your statement that determining the amount of the unrecognized deferred tax liability for undistributed foreign earnings is not practicable. Also, please revise your disclosure to describe the types of events that would cause temporary differences for which a deferred tax liability has not been recognized to become taxable. Refer to FASB ASC 740-30-50-2.

19. Please revise to disclose the total amount of unrecognized tax benefits that, if recognized, would affect your effective tax rate. Refer to FASB ASC 740-10-50-15A.

Note 13 – Employee Benefit Plans, page F-39

20. Please review the disclosure regarding your defined benefit plans to ensure that you have provided all of the information required by FASB ASC 715-20-50-1. For example, it does not appear that you have disclosed the amount of contributions expected to be made to the plan during the next fiscal year and the assumed health care cost trend rate along with the effect of a 1% increase and the effect of a 1% decrease in the assumed health care cost trend rate.

Note 20 – Stock Options, page F-46

21. Please revise to disclose the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. Refer to FASB ASC 718-10-50-2(i).

22. We note that certain members of management co-invested in an entity that holds an investment in Multi Packaging Solutions International Limited and that the shares held by management can attract a higher return if certain performance criteria are met. Disclosure in your filing states that this feature represents a performance condition and that no compensation expense has been recognized for any of the periods presented. Please tell us more about these shares and explain your accounting treatment. Refer to FASB ASC 718-10-25-20.

23. Disclosure on page 105 of your filing makes reference to incentive units awarded as equity-based compensation. We also note your disclosure stating that these incentive units are most similar economically to stock options. Please tell us whether these awards differ from the option awards disclosed on pages F-50 and F-51 of your filing.

24. We note that you have disclosed the compensation expense recognized from the issuance of time-vested options, but it does not appear that you have addressed compensation expense related to performance based options. Please revise your disclosure accordingly.

Note 22 – Segments, page F-52

25. We note that you evaluate performance based on stand-alone segment adjusted EBITDA. Please revise to provide a reconciliation of this measure consistent with the guidance per FASB ASC 280-10-50-30b.

26. Please revise to disclose revenues from external customers for each product and service or each group of similar products and services. As part of your response, please describe the similarities and differences between the products and services presented as a group. Refer to FASB ASC 280-10-50-40.

Exhibits

27. We note that your exhibit list is not complete. Please file all material contracts required by Item 601(b)(10) of Regulation S-K. Such items should include any amendments to the Second Amended Credit Agreement, the Multi-Currency Revolving Facility, the Dollar Revolving Facility and the 2015 Incentive Plan. In addition, please file any instruments defining the rights of holders of the common stock being registered in accordance with Item 601(b)(4) and a list of your subsidiaries pursuant to Item 601(b)(21) of Regulation S-K.

Marc Shore
Multi Packaging Solutions International Limited
July 23, 2015
Page 6

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief